March 2013 Preliminary Terms No. 90 Registration Statement No. 333-169119 Dated March 19, 2013 Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Callable Range Accrual Notes due March 28, 2028
Based on 6-Month USD LIBOR and the S&P 500® Index

Subject to early redemption and as further described below, interest will accrue and be payable on the Notes semi-annually, in arrears, at a rate equal to the product of (i) the applicable per annum rate described below under “Accrual Rate” and (ii) the number of calendar days in the applicable Interest Period on which (a) the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier and (b) 6-month USD LIBOR is greater than or equal to 0.00% and less than or equal to 6.00%, divided by (iii) the total number of calendar days in that Interest Period; subject to a minimum interest rate of 0.00% per annum and a maximum interest rate equal to the applicable per annum rate described below under “Accrual Rate”, All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including the repayment of principal at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

SUMMARY TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$
Issue Price:	$1,000 per Note (see “Commissions and Issue Price” below)
Original Trade Date:	March 19, 2013
Original issue date:	March 28, 2013
Maturity Date:	March 28, 2028, subject to Redemption at the Option of the Company (as set forth below).
Interest Rate Type:	Other (see description in these preliminary terms)
Day Count Convention:	30/360
Reference Asset:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01) and S&P 500® Index (see “Index” below and “The S&P 500® Index” in these preliminary terms).
Reference Rate:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01)
Reference Rate Index Maturity:	6 months
Maximum Interest Rate:	6.00% per annum
Minimum Interest Rate:	For any Interest Period, 0% per annum.

Interest Rate Formula:	For each interest payment period: (x) the Accrual Rate per annum times (y) N/ACT; where

     •     “N” = the total number of calendar days in the applicable Interest Period on which (i) the Reference Rate is within the Reference Rate Range and (ii) the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier (each such day, an “accrual day”); and

• “ACT” = the total number of calendar days in the applicable Interest Period.

If on any calendar day during the term of the Notes the Reference Rate is not within the Reference Rate Range or the S&P 500® Index Level is less than the S&P 500® Index Barrier, interest will accrue at a rate of 0.00% per annum for that day.

Rate Cut-Off:

For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the S&P 500® Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the S&P 500® Index Level observed on such fifth Index Business Day prior to that Interest Payment Date.

Index:

S&P 500® Index (the “Index”). The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth herein under “The S&P 500® Index”.

S&P 500® Index Level:

For any Index Business Day, the closing level of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-102 of the prospectus supplement.

Accrual Rates:	For Interest Periods commencing on or after:	Accrual Rate (per annum)

	Original Issue Date	6.00%
Reference Rate Range (the “Range”):	For Interest Periods commencing on or after:	Lower Barrier	Upper Barrier

	Original Issue Date	0.00%	6.00%

S&P 500® Index Barrier:	For Interest Periods commencing on or after:	S&P 500® Index Barrier

	Original Issue Date	The S&P 500® Index Barrier will be determined on the Original Trade Date and will be 75% of the S&P 500® Index Level on the Original Trade Date.
Index Business Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Business Day:	New York; London.
Business Day Convention:	Following, Unadjusted

Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☒ Semi-Annually, ☐ Annually,

payable in arrears on the 28th day of each March and September, commencing on September 28, 2013 and ending on the Maturity Date or the Early Redemption Date.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date).

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on September 28, 2013, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06741TRJ8
ISIN:	US06741TRJ86
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	2.15%	97.85%
Total	$	$	$
(1) Barclays Capital Inc. will receive commissions from the Issuer equal to 2.15% of the principal amount of the Notes, or $21.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”).

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW BEFORE YOU MAKE AN INVESTMENT DECISION.

Prospectus dated August 31, 2010      Prospectus Supplement dated May 27, 2011

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and these preliminary terms if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that these preliminary terms are truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.

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Additional Terms of the Notes

You should read these preliminary terms together with the prospectus dated August 31, 2010 as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. These preliminary terms, together with the documents listed below, contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:
http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations, are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Subject to early redemption and as further described herein, interest will accrue and be payable on the Notes semi-annually, in arrears, at a rate equal to the product of (i) the applicable per annum rate described above under “Accrual Rates” and (ii) the number of calendar days in the applicable Interest Period on which (a) the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier and (b) 6-month USD LIBOR is greater than or equal to 0.00% and less than or equal to 6.00%, divided by (iii) the total number of calendar days in that Interest Period; subject to a minimum interest rate of 0.00% per annum and a maximum interest rate equal to the applicable per annum rate described above under “Accrual Rate”. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Selected Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Index. Instead, the amount of interest payable on the Notes for any Interest Period is dependent on whether, and the extent to which, during a given Interest Period, the Reference Rate is within the Reference Rate Range—at or above the Lower Barrier and at or below the Upper Barrier, and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier. For each calendar day in an Interest Period on which the Reference Rate is within the Reference Rate Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, the Accrual Rate

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will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, no interest will accrue.

As a result, if the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the Reference Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period. If, on every calendar day in an Interest Period, the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, then you will receive no interest payments for that Interest Period. If the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive no interest payments on your Notes throughout their term.

▪

Rate Cut-Off Provision May Adversely Impact Interest Accrued on the Notes—For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the S&P 500® Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the S&P 500® Index Level observed on such fifth Index Business Day prior to that Interest Payment Date. Therefore, if the Reference Rate on the fifth Business Day prior to the related Interest Payment Date is outside the Reference Rate Range or the S&P 500® Index Level is less than the S&P 500® Index Barrier on the fifth Index Business Day prior to the related Interest Payment Date, no interest will accrue for that day or the remainder of the Interest Period, even if the Reference Rate is within the Reference Rate Range and the S&P 500® Index Level equals or exceeds the S&P 500® Index Barrier on any day during that time.

▪

Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date beginning on March 22, 2014. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

▪

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any payment at maturity, on an interest payment date, or in the event of early redemption, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

▪

Maximum Interest Rate—Since a Maximum Interest Rate is specified on the cover page hereof, the Interest Rate on the Notes for the relevant Interest Periods (on or after any applicable date specified on the cover page hereof) will be limited to the specified Maximum Interest Rate. As a result, you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

▪

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

▪

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates or of ours are potentially adverse to your interests as an investor in the Notes.

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In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

▪

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate and the S&P 500® Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

○	the expected volatility of the Reference Rate, the Index and the underlying components of the Index;
○	the time to maturity of the Notes;
○	interest and yield rates in the market generally;
○	the dividend rate on the common stocks underlying the Index;
○	a variety of economic, financial, political, regulatory or judicial events; and
○	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Hypothetical Interest Rate and Interest Payment Calculations

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Determine the total number of Accrual Days in the relevant Interest Period and divide the total number of Accrual Days by the total number of calendar days in that Interest Period.

For each calendar day during an Interest Period, the levels of the Reference Rate and the S&P 500® Index Level are determined, and the level for the Reference Rate is then evaluated relative to the Range (that is, whether the Reference Rate on that day is at or above the Lower Barrier and at or below the Upper Barrier) and the level of the S&P 500® Index Level is evaluated relative to the S&P 500® Index Barrier (that is, whether the S&P 500® Index Level on that day is greater than or equal to the S&P 500® Index Barrier). Each such calendar day on which the Reference Rate on that day is at or above the Lower Barrier and at or below the Upper Barrier and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier shall be referred to as an Accrual Day. Once the total number of Accrual Days for an Interest Period is determined, the total number of Accrual Days is then divided by the total number of calendar days in the applicable Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, the Accrual Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, no interest will accrue.
Stated mathematically, the interest rate per annum for any Interest Period will be equal to the product of:

(x) the Accrual Rate per annum times (y) N/ACT;

Where

•

“N” = the total number of calendar days in the applicable Interest Period on which (i) the Reference Rate is within the Range and (ii) the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier (each such day, an “accrual day”); and

•	“ACT” = the total number of calendar days in the applicable Interest Period.

The maximum possible per annum interest rate for any Interest Period is the Accrual Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the Reference Rate Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier. As a result, the per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following table and examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period based on the total number of calendar days in an interest payment period on which the Reference Rate is

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within the Reference Rate Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier. For purposes of these examples, we have assumed that the Notes have semi-annual Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the semi-annual interest payment for the Interest Period will be 180/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate and/or the Index. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

N	Hypothetical Interest Rate (Per Annum)

0	0.0000%

60	2.0000%

120	4.0000%

180	6.0000%

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, the number of Accrual Days would be equal to the number of calendar days in the Interest Period. In this case, the Accrual Rate of 6.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Accrual Rate of 6.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $30.00 per $1,000 principal amount of Notes on the related semi-annual Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.00% x (180/360) = 3.00%
Interest Payment = $1,000 x 3.00% = $30.00

Example 2: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is outside the Range and the S&P 500® Index Level is less than the S&P 500® Index Barrier, then there would be no Accrual Days in the relevant Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related semi-annual Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is within the Range and the S&P 500® Index Level is greater than or equal to the S&P 500® Index Barrier, on 33.33% of the calendar days in the relevant Interest Period, but the Reference Rate is outside the Range and/or the S&P 500® Index Level is less than the S&P 500® Index Barrier, on the other 66.67% of the relevant calendar days, the number of Accrual Days in the relevant Interest Period would be equal to 33.33% of the total number of calendar days in that Interest Period. In this case, the Accrual Rate of 6.00% would accrue for 33.33% of the days in that Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.000%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (6.00% x 0.3333) = 2.000%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $10.00 per $1,000 principal amount of Notes on the related semi-annual Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.000% x (180/360) = 1.000%
Interest Payment = $1,000 x 1.000% = $10.00

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The S&P 500® Index

Information about the S&P 500® Index

All information regarding the Index set forth in these preliminary terms reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”). The Index is calculated, maintained and published by S&P Dow Jones Indices. The Index is reported by Bloomberg under the ticker symbol “SPX <Index>”.

The Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the Index

The Index Sponsor chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equities market. Relevant criteria employed by the Index Sponsor for new additions include the financial viability of the particular company, the extent to which that company represents the industry group to which it is assigned, adequate liquidity and reasonable price, an unadjusted market capitalization of US$3.5 billion or more, U.S. domicile, a public float of at least 50% and company classification (i.e. U.S. common equities listed on the NYSE and the NASDAQ stock market and not closed-end funds, holding companies, tracking stocks, partnerships, investment vehicles, royalty trusts, preferred shares, unit trusts, equity warrants, convertible bonds or investment trusts). The ten main groups of companies that comprise the Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P Dow Jones Indices may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this the return on the notes will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the notes.

Computation of the Index

As of September 16, 2005, the Index Sponsor has used a full float-adjusted formula to calculate the Index. With a float-adjusted index, the share counts used in calculating the Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares.

The float-adjusted Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor (“IWF”) and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects.

Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock option plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by certain asset managers, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float. Effective as of September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by these asset managers, were removed from the float for purposes of calculating the Index.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary

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Based on 6-Month USD LIBOR and the S&P 500® Index

shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, the IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the multiple classes are combined into one class with an adjusted share count. In these cases, the stock price is based on one class, usually the most liquid class, and the share count is based on the total shares outstanding.

Changes in a company’s total shares outstanding of 5.0% or more due to public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Other changes of 5.0% or more (for example, due to company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday (one week later). Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes due to mergers or acquisitions of publicly held companies are made as soon as reasonably possible, regardless of the size of the change, although de minimis merger and acquisition share changes may be accumulated and implemented with the quarterly share rebalancing. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date. Changes in investable weight factors of more than five percentage points caused by corporate actions will be made as soon as possible. Changes in investable weight factors of less than five percentage points will be made annually, in September when revised investable weight factors are reviewed. A share freeze is implemented the week of the rebalancing effective date, the third Friday of the last month of each quarter, during which shares are not changed except for certain corporate actions (merger activity, stock splits, rights offerings and certain dividend payable events).

As discussed above, the value of the Index is the quotient of (1) the total float-adjusted market capitalization of the Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, such as stock splits require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require adjustments to the index divisor.

Additional information on the Index is available on the following website: http://us.spindices.com. Information included on this website is not part of, or incorporated by reference in, these preliminary terms.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly closing levels of the Index from January 3, 2006 through March 18, 2013. The closing level of the Index on March 18, 2013 was 1,552.10 for historical purposes only.

We obtained the closing levels of the Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any calendar day during the term of the Notes.

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Callable Range Accrual Notes due March 28, 2028
Based on 6-Month USD LIBOR and the S&P 500® Index

S&P 500® Index Historical Performance
January 3, 2006 to March 18, 2013

Past performance is not indicative of future results

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Callable Range Accrual Notes due March 28, 2028
Based on 6-Month USD LIBOR and the S&P 500® Index

The following table sets forth the published high and low index closing levels, as well as end-of-quarter index closing levels, for each quarter in the period from January 3, 2006 through March 18, 2013. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index on any calendar day during the term of the Notes. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.

S&P 500® Index	High	Low	Period End
2006
First Quarter	1,307.26	1,264.78	1,294.83
Second Quarter	1,326.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.26
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1363.61	1265.42	1320.64
Third Quarter	1353.22	1119.46	1131.42
Fourth Quarter	1285.09	1099.23	1257.60
2012
First Quarter	1,416.51	1277.06	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter (through March 18, 2013)	1,563.23	1,457.15	1,552.10

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Callable Range Accrual Notes due March 28, 2028
Based on 6-Month USD LIBOR and the S&P 500® Index

Past performance is not indicative of future results.

Reference Rate

“LIBOR” as described in the prospectus supplement section entitled “Reference Assets—LIBOR” with an index maturity of 6 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

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Callable Range Accrual Notes due March 28, 2028
Based on 6-Month USD LIBOR and the S&P 500® Index

Historical Information

The following graph sets forth the historical percentage levels of the Reference Rate for the period from January 3, 2006 to March 18, 2013. The historical levels of the Reference Rate should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the accompanying prospectus supplement.

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Callable Range Accrual Notes due March 28, 2028
Based on 6-Month USD LIBOR and the S&P 500® Index

Material United States Federal Income Tax Treatment

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

We intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement (including the original issue discount provisions described thereunder). Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

3.8% Medicare Tax On “Net Investment Income”

U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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Callable Range Accrual Notes due March 28, 2028
Based on 6-Month USD LIBOR and the S&P 500® Index

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken. The Agent will receive commissions from the Issuer equal to 2.15% of the principal amount of the notes, or $21.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of these preliminary terms, which will be the third business day following the expected original trade date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement.

March 2013	Page 15